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February 5, 2009	LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mellissa Campbell Duru, Esq.
Attorney Advisor
Office of Mergers and Acquisitions

RE:	Indevus Pharmaceuticals, Inc. (“Indevus”)
Schedule TO-T filed January 7, 2009 by BTB
Purchaser Inc. and Endo Pharmaceuticals Holdings Inc.
Schedule TO-T/A filed February 3, 2009
SEC File No. 5-41015

Dear Ms. Duru:

On behalf of Endo Pharmaceuticals Holdings Inc. (“Endo”) and its wholly-owned subsidiary BTB Purchaser Inc. (“Purchaser” and together with Endo the “Purchasers”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated February 3, 2009 (the “Comment Letter”) relating to the Schedule TO-T (the “Schedule TO”) filed by the Purchasers on January 7, 2009, as amended (File No. 5-41015). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

February 5, 2009

below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”).

Schedule TO-T/A

1.	We have referred your response to prior comment 1 to the Office of Chief Counsel. We may have further comments following their review.

We note the continued review of the Office of Chief Counsel.

2.	We note your response to prior comment 2. It would appear that the contractual rights offered as part of the consideration are solely general, unsecured obligation to pay an amount at a future date. Thus, it is unclear how this general obligation to pay complies with Rule 14e-1(c). Absent additional analysis and/or support for your position, we are unable to conclude that your current offer complies with Rule 14e-1(c). Please provide a legal analysis of any staff no-action letters or interpretations that you believe support your analysis.

As stated in our January 23, 2009 letter, we believe that the Offer satisfies the prompt payment rule set forth in Rule 14e-1(c). We believe that the contractual right (the “Contractual Rights”) to benefit from the Nebido Cash Consideration Agreement and the Octeotride Cash Consideration Agreement as described in the Offer to Purchase is an integral component of the aggregate consideration that tendering Indevus stockholders will be paid in the Offer. The Contractual Rights are not a deferred cash payment to Indevus stockholders, but rather the contractual right to receive cash payments if and only if certain events occur, in accordance with the terms of the Nebido Cash Consideration Agreement and the Octeotride Cash Consideration Agreement. As fully described in the Offer to Purchase, promptly following the closing of the Offer, each tendering Indevus stockholder will become the direct beneficiary of the Contractual Rights, with the immediate ability to enforce his or her rights under the Nebido Cash Consideration Agreement and the Octeotride Cash Consideration Agreement.

On numerous occasions, the Staff has either granted no action relief or did not object to the payment of consideration in a tender offer that included the contractual right to receive an additional payment at a future point in time upon the occurrence of a specified event. For example, in Boston Scientific’s tender offer to acquire all outstanding shares of common stock of Rubicon

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

February 5, 2009

Medical Corporation, Boston Scientific agreed to pay an “Additional Payment” to tendering shareholders if certain milestones related to FDA approval of a medical device were achieved, with no further action required on the part of the holders. In a comment letter dated May 17, 2005, the Staff raised a comment that was identical in substance to the comment with respect to “prompt payment” raised by the Staff in the Comment Letter. Boston Scientific responded that, “the component of consideration represented by the Additional Payments will in fact be paid in compliance with the prompt payment rule, because the consideration is not the cash itself that might be paid in the future, but instead the right to receive the Additional Payments in cash if and only if certain milestones are achieved. Tendering shareholders will obtain the right to receive the Additional Payments precisely at the same time as the cash component of the consideration is paid to the stockholder in compliance with Rule 14e-1(c).” Boston Scientific subsequently accepted for payment, and paid for, shares of Rubicon in the tender offer, and the consideration paid included the contractual right to receive the Additional Payments in the event the milestones related to FDA approval are achieved. The Contractual Rights that are a component of the consideration in the Offer are substantially similar to the Additional Payments offered by Boston Scientific in its tender offer for Rubicon Medical Corporation. Like the right to receive Additional Payments, the Contractual Rights are the right to receive cash if and only if certain events (including FDA approval of Nebido and Octreotide) occur, with no further action required on the part of the holders. The Contractual Rights will be obtained by tendering stockholders at the same time as the cash component of the consideration is paid to tendering stockholders. Accordingly, we share the view expressed by Boston Scientific in its response to the Staff that the receipt by a tendering stockholder, upon acceptance of his or her shares in the offer, of a contractual right to a contingent future payment is in compliance with Rule 14e-1(c).

The Staff also did not object to tender offer consideration that included the right to receive an additional payment based on the outcome of pending litigation. The consideration to be paid by ATS, Inc. and Woodside Petroleum Ltd. in the tender offer to acquire all of the outstanding shares of common stock of Energy Partners, Ltd. included the contractual right to receive additional consideration if and when a favorable litigation judgment became final and non-appealable. While the Staff commented on whether the right to receive such payment should be considered a security for purposes of the Securities Act (Comment Letter dated September 7, 2006), the Staff did not question whether the right to receive such payment would violate the prompt payment requirement of Rule 14e-1(c).

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

February 5, 2009

The Staff has also taken the position that it would not recommend enforcement action under Rule 14e-1(c) in connection with a tender offer for stock options in which the consideration paid to tendering option holders consisted of the contractual right to receive a contingent bonus payment at a future point in time. In Martha Stewart Living Omnimedia, Inc., SEC No-Action Letter (November 7, 2003), the issuer launched a tender offer for stock options held by its employees, and as payment for such stock options, tendering option holders received, “a contractual right to receive a specified cash payment on the first Company payroll date in July 2004, so long as such employee remains continuously employed by the Company through June 30, 2004 (the “Special Bonus Right”)”. The Special Bonus Right was “received at the time of acceptance of the tendered options”. Similarly, the Contractual Rights will be received by tendering Indevus stockholders at the time of Endo’s acceptance of the shares tendered into the Offer. In contrast to the Boston Scientific situation described earlier and our situation, in Martha Stewart holders were required to perform additional action between closing of the offer and payment (i.e. remaining employed at Martha Stewart) in order to receive payments under the Special Bonus Right. Nonetheless, the Staff in Martha Stewart did not recommend enforcement action under Rule 14e-1(c) with respect to the payment of the Special Bonus Right. We believe that Martha Stewart supports the view that the payment of Contractual Rights to tendering Indevus stockholders complies with the prompt payment requirements of Rule 14e-1(c).

The Staff has also consistently granted exemptive relief in tender offers conducted for compensatory purposes. For example, the Staff has taken the position that it would not recommend enforcement action in connection with tender or exchange offers for employee stock options in which the payment of the consideration to be received was delayed, in some cases for up to two or three years, (1) based on issuers’ discretionary requirements that participants continue their employment with the issuer (See, e.g., Security Capital Assurance Ltd., SEC No-Action Letter (October 31, 2006); Microsoft Corporation, SEC No-Action Letter (October 15, 2003); Martha Stewart Living Omnimedia, Inc., SEC No-Action Letter (November 7, 2003)), (2) to mitigate negative tax implications under Section 409A of the Internal Revenue Code of 1986, as amended (See, e.g., Chordiant Software, Inc., SEC No-Action Letter (March 26, 2007), HCC Insurance Holdings Inc., SEC No-Action Letter (June 12, 2007), Microtune, Inc., SEC No-Action Letter (September 13, 2007)) or (3) to enable the administrative feasibility of making payments (See, e.g., Microsoft Corporation, SEC No-Action Letter (October 15, 2003)). In each of these situations, the tendering stockholders

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

February 5, 2009

received as consideration in the offer the right to a future payment. These situations are generally analogous to the receipt by tendering Indevus stockholders of the Contractual Rights in the Offer, which entitle holders to receive one or more future payments upon the occurrence of certain specified events without any further action on the part of the holder (based only on contingencies outside of the control of the holder).

We also note your characterization of the Contractual Rights as a “general, unsecured obligation to pay an amount at a future date.” We respectfully submit that such a characterization does not indicate a violation of Rule 14e-1(c). There have been numerous tender or exchange offers in which the consideration paid to tendering security holders includes a general, unsecured obligation of an offeror. We are unaware of the Staff raising prompt payment concerns in circumstances where a tendering security holder receives an unsecured obligation as consideration in an offer, including debt obligations with a “PIK” feature that may result in no cash payment to holders for an extended period of time. The prompt payment requirement is deemed satisfied upon receipt by the tendering security holder of the right to enforce the obligation against the purchaser. In such circumstances, the tendering security holder becomes the direct beneficiary of the obligation when the securities tendered into the offer are accepted for payment by the offeror, and the obligation is enforceable by the holder against the offeror. In our situation, tendering Indevus stockholders will likewise become the direct beneficiaries of the Nebido Cash Consideration Agreement and the Octeotride Cash Consideration Agreement upon acceptance for payment by Endo of Indevus shares tendered into the Offer, and each tendering Indevus holder will have enforceable Contractual Rights to receive Contingent Cash Consideration from Endo upon the occurrence of certain specified events. We respectfully submit that the general, unsecured obligations of Endo evidenced by the Contractual Rights should not be viewed any differently from the unsecured obligations of an offeror of debt securities in an exchange offer for purposes of determining compliance with the prompt payment requirements of Rule 14e-1(c). We do not believe that compliance with the prompt payment requirement should turn on the question of whether the obligations “paid” as consideration in the offer are securities for purposes of the Securities Act.

We also believe that the payment of the Contractual Rights in the Offer is consistent with the policy objectives of Rule 14e-1(c). Rule 14e-1(c) was adopted to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time.” Release 34-16384 (November

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

February 5, 2009

29, 1979). As noted in the final rulemaking release adopting Rule 14e-1(c), “a memorandum from the Division of Corporation Finance which was submitted to the Senate Committee considering the Williams Act amendment pursuant to the request…for examples of how the Commission proposed to implement the grant of rulemaking authority under Section 14(e) identified one area to be addressed by the rulemaking authority as the situation in which…[t]he person who makes a tender offer may fail (a) to pay for securities purchased, or (b) to return to their owner’s [sic] securities not purchased promptly upon the termination of the tender offer in accordance with the practices of the financial community for settlement of transactions, usually within five days.” Id. at n. 36. Shares tendered by Indevus stockholders will not be “tied up”, as Endo will promptly pay tendering Indevus stockholders consideration that includes the immediately enforceable Contractual Rights. We do not believe that the payment of consideration in the Offer that includes Contractual Rights raises the concerns that Rule 14e-1(c) was designed to address. Furthermore, the Contractual Rights are fully described in the Offer to Purchase, and as such do not constitute a fraudulent, deceptive or manipulative act or practice.

For the reasons stated above, we respectfully submit that the Contractual Rights are an integral part of the consideration to be received by tendering Indevus stockholders upon acceptance by Endo of their shares in the Offer, and accordingly, the Offer satisfies the prompt payment rule set forth in Rule 14e-1(c).

Item 10- Financial Statements

3.	Please provide us with your analysis as to why you believe that the financial condition of the bidder is not material to a shareholder’s decision to participate in the offer. We note that the consideration is not solely cash.

Item 10 of Schedule TO requires that an offeror furnish financial statements only when such financial statements are material to a security holder’s decision whether to sell, tender or hold the securities sought in the offer. Given the facts and circumstances of Endo’s Offer for Indevus shares, and in particular the terms of the Offer, we do not believe that the historical financial statements of Endo are material to the decision of an Indevus stockholder to tender shares into the Offer, and accordingly such financial statements are not required to be furnished in the Schedule TO. Because of the nature of the Contractual Rights, we believe that disclosure with respect to the likelihood of FDA approval of NEBIDO and Octreotide is far more

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

February 5, 2009

important in the mix of information for an investor than the historical financial statements of Endo, and such information is fully disclosed in the Schedule TO and Schedule 14D-9.

Schedule TO offers guidance with respect to the determination of materiality of the financial statements of an offeror. Although Instruction 2 to Item 10 of Schedule TO sets forth the factors which, if satisfied, permit an offeror to determine that its financial statements are not material to a tendering stockholder’s investment decision, we do not believe that these factors are exclusive. In our situation, three of the four factors set forth in Instruction 2 are satisfied: (i) the Offer is not subject to a financing condition, (ii) Endo is a public reporting company under Section 13(a) of the Act that files reports electronically on EDGAR and (iii) the Offer is for all of the outstanding securities of the subject class. As previously discussed, the consideration being offered to Indevus stockholders by Endo is comprised of cash and Contractual Rights. We do not believe that the inclusion of the Contractual Rights in the consideration being offered to Indevus stockholders renders the financial statements of Endo material to the investment decision of an Indevus stockholder.

First, we do not believe that the historical financial statements of Endo are material to an Indevus stockholder’s investment decision with respect to the Contractual Rights relating to Nebido FDA approval. As disclosed in Indevus’ Schedule 14D-9, Indevus expects that if NEBIDO is to be approved by the FDA, the likely date of such FDA approval will be September 2009. If NEBIDO is approved by the FDA, then pursuant to the Nebido Contingent Cash Consideration Agreement, Endo is obligated to make a NEBIDO Contingent Cash Consideration Payment to each tendering Indevus stockholder. Based on the timing expectations disclosed by Indevus in its Schedule 14D-9, Endo believes there is a high likelihood that the NEBIDO Contingent Cash Consideration Payment triggered by FDA approval, if obtained, will be payable prior to December 15, 2009. In fact, in light of the expected timing of a decision by the FDA with respect to NEBIDO, the Merger Agreement requires Endo to deposit $175,000,000, the maximum amount payable under the NEBIDO Contingent Cash Consideration Agreement upon FDA approval of NEBIDO, into an escrow account at the closing of the Offer until December 15, 2009. As a result, the availability of sufficient funds during the time period within which Indevus anticipates that the NEBIDO Contingent Cash Consideration Payments will become payable is ensured, regardless of the financial condition of Endo. Therefore, we believe that historic financial statements of Endo would not be material to an

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

February 5, 2009

investment decision with respect to Endo’s near-term ability to make cash payments pursuant to the NEBIDO Contingent Cash Consideration Agreement, because any amounts payable by Endo pursuant to such Contractual Rights prior to December 15, 2009 will be distributed to tendering Indevus stockholders directly from the escrow account.

We also do not believe that the historical financial statements of Endo are material to an Indevus stockholder’s investment decision with respect to the Contractual Rights relating to FDA approval of Octreotide. As disclosed in the Schedule 14D-9, Indevus management does not anticipate FDA approval of Octreotide prior to December 2010. Accordingly, historical financial statements relating to the years ended December 31, 2006 and 2007 and the interim period ending September 30, 2008 are unlikely to be useful to an Indevus stockholder’s investment decision with respect to the Contractual Rights relating to Octreotide approval, since it is unlikely that Endo would be obligated to make any Octreotide Contingent Cash Consideration Payment until a date that is more than two years after the most recent historical financial statements of Endo that are currently available. We respectfully submit that historical financial statements of Endo would not be viewed by a reasonable investor as significantly altering the ‘total mix’ of information available with respect to Endo’s ability to make the Octreotide Contingent Cash Consideration Payments, because the likely date of payment is so far into the future, and Endo’s historical financial information with respect to periods ending on or before September 30, 2008 would not be particularly relevant to the investment decision of an Indevus stockholder.

Likewise, we do not believe that historical financial statements of Endo would be material to an Indevus stockholder’s investment decision with respect to Endo’s ability to make the NEBIDO Contingent Cash Consideration Payment related to the NEBIDO sales milestone. In order for the NEBIDO sales milestone to be achieved, Endo must publicly report audited financial statements which reflect at least $125,000,000 in cumulative net sales over four consecutive calendar quarters of a NEBIDO product labeled with a “boxed warning”. If FDA approval of NEBIDO labeled with a “boxed warning” occurs in September 2009, the NEBIDO Contingent Cash Consideration Payment related to the NEBIDO sales milestone would not be payable until the fourth quarter of 2010, at the earliest. Accordingly, because the likely date of payment is so far into the future, we do not believe that Endo’s historical financial information with respect to periods ending on or

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

February 5, 2009

before September 30, 2008 is material to the investment decision of an Indevus stockholder with respect to the Octreotide Contractual Right.

Further, as previously noted, Endo is a public reporting company under Section 13(a) of the Exchange Act and files reports electronically on EDGAR. Accordingly, current information about Endo’s operating results and financial condition will be readily available to investors during the time periods when Endo has payment obligations pursuant to the NEBIDO Contingent Cash Consideration Agreement and the Octreotide Contingent Cash Consideration Agreement.

*        *        *

If you have any questions with respect to the foregoing, please contact me at (212) 735-3176 or Ann Beth Stebbins at (212) 735-2660.

Very truly yours,

/S/ EILEEN T. NUGENT
Eileen T. Nugent

Enclosures

cc:	Caroline B. Manogue, Esq.

February 5, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mellissa Campbell Duru, Esq.
Attorney Advisor
Office of Mergers and Acquisitions

Ladies and Gentlemen:

Reference is made to your letter dated February 3, 2009 (the “Comment Letter”) relating to the Schedule TO-T (the “Schedule TO”) filed by the Purchasers on January 7, 2009, as amended (File No. 5-41015).

Per your request, each of Endo Pharmaceuticals Holdings Inc. (“Endo”) and its wholly-owned subsidiary BTB Purchaser Inc. (“Purchaser”) acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ENDO PHARMACEUTICALS HOLDINGS INC.

By:	/S/ CAROLINE B. MANOGUE
Name: Caroline B. Manogue Title: Executive Vice President, Chief Legal Officer and Secretary

BTB PURCHASER INC.

By:	/S/ CAROLINE B. MANOGUE
Name: Caroline B. Manogue Title: Executive Vice President, Chief Legal Officer and Secretary